[WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]

July 3, 2013

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Barbara C. Jacobs Matthew Crispino Morgan Youngwood Stephen Krikorian
  Re:
  Rocket Fuel Inc.
  Confidential Draft Registration Statement on Form S-1
  Submitted May 24, 2013
  CIK No. 0001477200

Ladies and Gentlemen:

        On behalf of our client, Rocket Fuel Inc. ("Rocket Fuel" or the "Company"), we submit this letter in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in its letter dated June 20, 2013 (the "Comment Letter"), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the "Registration Statement"). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff's reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on May 24, 2013.

        In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company's response. Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement.

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

        We supplementally advise the Staff that neither the Company nor anyone authorized on its behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the "Securities Act"). We also advise the Staff that there are no research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering contemplated by the Registration Statement (the "Offering"). To the extent that any such written communications or research reports may in the future be presented to potential investors or published or distributed, as the case may be, we will provide copies of such written materials and research reports to the Staff.

2.
We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

        We acknowledge the Staff's comment that the price range will affect disclosure throughout the prospectus, and we will either update the prospectus or advise the Staff supplementally as soon as such information is available. We further acknowledge that the Staff may have additional comments when the Company files a pre-effective amendment to the Registration Statement containing a price range.

3.
In February 2013, a Reuter news article reported that according to "two sources familiar with the matter" you had selected Credit Suisse and Citigroup to lead your planned public offering, which could come later this year though precise timing and valuation have not been decided. Provide your analysis as to how this report comports with Section 5 of the Securities Act and outline the steps you have taken and will continue to take to keep matters relating to any submission about your offering confidential.

        We respectfully advise the Staff that the Company is aware of and has made every effort to comply with the requirements of Section 5 of the Securities Act. To that end, we note the following:

  •
  First, the Company does not believe that any of the sources cited in the referenced news article were in any way affiliated with the Company. The Company has not authorized anyone to speak on its behalf regarding the Offering. When the Company was asked by a Reuters reporter to comment on the statements before they were published, the Company refused to respond, consistent with its policy to not comment on any potential or proposed financing, offering or similar transaction. Following the Reuters article, upon advice of legal counsel, the Company immediately contacted all employees to request their compliance with such policy and instructed that all inquiries that employees might receive as a result of that article not be responded to, but instead be directed to Ms. JoAnn Covington, the Company's General Counsel or the Company's Corporate Communications Director, who works closely with the General Counsel. In addition, after consultation with legal counsel, the Company discussed the article with the Company's board of directors (the "Board"), senior managers and lead underwriters and reminded them of the limitations on publicity during the registration process.

  •
  Second, the Company has not publicly acknowledged the submission of the Registration Statement. We note that the Company did not elect to issue a press release in compliance with Rule 135 of the Securities Act with respect to the Registration Statement for this reason. The only parties with whom the Company has confidentially discussed the Company's entry into the registration process are the Board; the six underwriters participating in the Offering; legal counsel for the Company and the underwriters; the Company's independent auditors; other third-party accountants and consultants who support the Company's management, human resources, finance and equity administration functions and the Board in connection with this process; other service providers and advisory firms that the Company has interviewed or hired to assist in connection with its preparation for the Offering; the insurance underwriters from whom the Company is seeking director and officer liability insurance; the Company's lender and potential lenders; the exchanges upon which the Company considered listing its common stock in connection with the Offering; certain stockholders of the Company, each of whom is subject to a non-disclosure agreement with the Company or bound by similar confidentiality obligations; and select customers and sources of third-party reports who were contacted in connection with seeking their consent to be named or cited in the Registration Statement, each of whom was expressly requested to treat such request confidentially; and the other six investment banks that were interviewed by the Company but who are not serving as underwriters. Each of these parties understands the restrictions on publicity for registered offerings.

  •
  Third, as soon as the Company selected its underwriters for the proposed Offering, it deemed itself to be "in registration." At such time, a number of internal measures were put in place by the management team, under the direction of the Company's General Counsel, including the following:

  •
  All press releases were embargoed until they had been reviewed by Ms. Covington and in some cases the Company's outside legal counsel. Since January 25, 2013, Ms. Covington has reviewed all press releases before issuance.

  •
  Any requests for employees of the Company to speak at outside conferences must be pre-approved by Ms. Covington, who regularly consults with the Company's outside legal counsel.

  •
  Ms. Covington and the Company's outside legal counsel met with the Company's management team and Board to review the steps that the Company put in place to manage publicity matters while in registration.

  •
  In addition, Mr. John, the Company's Chief Executive Officer, and Ms. Covington twice met with the Company's employees to review the Company's general policies regarding inquiries about potential offerings, financings or other transactions.

  •
  The Company reviewed its external website to ensure compliance with restrictions on pre-offering publicity.

        Throughout the process, the Company will continue to vigilantly observe its obligations to comply with Section 5 of the Securities Act with respect to the potential Offering.

4.
Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. See Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations, available on our website.

        In response to the Staff's comment, we are supplementally providing the Staff with copies of the Company's proposed graphical materials and artwork that it intends to use in the prospectus. We acknowledge that the Staff may have comments on such materials.

Cover Page

5.
Please delete the text "Artificial Intelligence. Real Results." that accompanies the logo on the cover page. Refer to Item 501 of Regulation S-K.

        In response to the Staff's comment, we have revised the logo on the cover page to delete the text "Artificial Intelligence. Real Results." pursuant to Item 501 of Regulation S-K.

Prospectus Summary, page 1

6.
We note the risk factor on page 33 indicating that your directors, executive officers and principal stockholders will continue to have substantial control over the company after the offering. Please disclose this information in the summary.

        In response to the Staff's comment, we have revised the summary on page 8 under the heading "The Offering" to indicate that the Company's directors, executive officers and principal stockholders will continue to have substantial control over the Company after the proposed Offering.

7.
With respect to data attributed to third party sources, such as Magna Global, IDC and eMarketer, please provide us with copies of the reports or other written documents relied upon, marked to highlight the relevant sections you reference. Also, tell us if you or offering participants commissioned any of the third party reports you reference or whether any of the reports were prepared for this offering.

        We are supplementally providing the Staff with the relevant portions of data attributable to the third-party sources cited in the Registration Statement. To expedite the Staff's review, we have marked each source to highlight the applicable portion or section containing the statistic and cross-referenced it to the appropriate location in the Registration Statement. We further advise the Staff that none of the cited third-party data was prepared for the Company or the Offering participants or prepared in anticipation of, or in connection with, the Offering.

Risk Factors, page 13

8.
We note your statements in the introductory paragraph that the risks described are not the only ones you face and that additional risks and uncertainties of which you are currently unaware or that you currently believe are not material may exist. Please clarify that the ensuing discussion covers all material risks or disclose all known material risks and remove language suggesting that there may be other significant risks.

        In response to the Staff's comment, we have revised the disclosure on page 13 of the Registration Statement to eliminate the disclaimer regarding the omission of risks of which the Company is not currently aware or which the Company believes are immaterial.

9.
Please evaluate each of your risk factor headings to ensure that each clearly and specifically states the material risk to investors that is a consequence of the condition or uncertainty that you identify. Readers should be able to read the risk factor headings and come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you. For example, but without limitation, please revise the following risk factor headings in response to this comment:

•
Potential 'Do Not Track' standards or government regulation could, negatively impact our business;

•
We may not be able to compete successfully against current and future competitors;

•
Currently, our social media offering is entirely dependent upon access to Facebook's inventory through FBX;

•
Fluctuations in the exchange rates of foreign currencies could result in currency transaction losses; and

•
We have broad discretion in the use of net proceeds that we receive in this offering.

        In response to the Staff's comment, we respectfully advise the Staff that the Company has evaluated each of its risk factor headings and, where appropriate, including on pages 17, 18, 21, 26 and 34 of the Registration Statement, has revised such heading to ensure it clearly and specifically states the material risk to investors that is a consequence of the condition or uncertainty identified.

"Our international expansion subjects us to additional costs and risks . . . ," page 19

10.
We note reference in this risk factor to a strategic agreement with a Japanese company. Please briefly discuss in the risk factor the significance of this agreement and tell us what consideration you gave to providing a description of the agreement and its terms in your business disclosure.

        In response to the Staff's comment, we respectfully advise the Staff that the Company has revised the risk factor on page 19 to clarify the significance of the Company's strategic alliance agreement with a Japanese company. In addition, we further advise the Staff that the Company has revised the disclosure on page 93 of the business section to clarify how the strategic relationship fits into the Company's sales and marketing activities.

"Currently, our social media offering is entirely dependent . . . ," page 21

11.
In order to provide more context for investors, please disclose in this risk factor the amount of your revenue in fiscal 2012 and the first quarter of fiscal 2013 attributable to your social media offering. Also, please advise what consideration you have given to filing your agreement with Facebook as an exhibit and describing the material terms of the agreement in your business discussion.

        In response to the Staff's comment, we respectfully advise the Staff that Facebook first launched its FBX exchange in the second half of 2012, and the Company integrated with FBX in the fourth quarter of 2012. At the present time, the Company's only access to social inventory is through the FBX exchange. As discussed in the Company's response to comment no. 15, given the extensible nature of the Company's solution, the Company does not believe that reporting revenue by delivery channel is a meaningful indicator of the Company's performance. We further advise the Staff that the Company included the risk factor related to FBX to emphasize that its social channel offering is in its early stages and that the Company's growth potential in this channel is largely dependent on access to FBX, and not to suggest that revenue from FBX or the social channel was significant. In response to the Staff's comment, we respectfully advise the Staff that the Company has revised the risk factor on page 21 of the Registration Statement to emphasize that the Company's current reliance on FBX as the sole source of social media inventory is a risk to the Company's ability to achieve future revenue growth from the social channel.

        In addition, we respectfully advise the Staff that, based on a review of Item 601(b)(10)(ii)(B) of Regulation S-K, the Company does not believe it is necessary to file the Company's agreement with Facebook because such agreement was made in the ordinary course of business and the Company's business is not "substantially dependent" on such agreement. As disclosed in the Registration Statement, the Company has relationships with real-time advertising exchanges that provide the Company with access to inventory (tens of billions of bid requests per day), of which Facebook's FBX is only one source. Moreover, the Company's agreement with Facebook is subject to Facebook's standard commercial terms, which are applicable to any company purchasing inventory through the FBX advertising exchange. As a result of the foregoing, the Company respectfully submits that the Company does not believe the Facebook agreement is required to be filed as an exhibit to the Registration Statement.

"Our ability to use our net operating losses . . . ," page 32

12.
Please quantify your currently available net operating losses and, to the extent possible, the limits on the use of such losses due to past and future ownership changes.

        In response to the Staff's comment, we respectfully advise the Staff that the Company has revised page 32 of the Registration Statement to quantify its currently available net operating losses and the limits on the use of such losses due to past and future ownership changes.

Market and Industry Data, page 39

13.
We note the statement in this section that while you believe that the market position, market opportunity, and market size information included in the prospectus is "generally reliable, such information is inherently imprecise." Please clarify what "generally reliable" and "inherently imprecise" mean in this context or revise your statement to remove any implication that investors should not rely on the data you have provided.

        In response to the Staff's comment, we have revised page 40 of the Registration Statement to delete the statements regarding the Company's belief that the information regarding market position, market opportunity and market size is "generally reliable" and "inherently imprecise."

Use of Proceeds, page 40

14.
Revise to disclose, to the extent known, the approximate dollar amount of net proceeds you expect to allocate to each of the uses identified in this section. Refer to Item 504 of Regulation S-K. Also, to the extent that you intend to use a material part of the proceeds of the offering to pay outstanding debt, disclose the interest rate and maturity of the indebtedness. Finally, although you state that you have no present commitments to complete any acquisitions, state whether you have any plans, arrangements or understandings to acquire any businesses or assets.

        We respectfully advise the Staff that the Company has no specific or preliminary plans for the proceeds from the Offering other than the uses disclosed in the "Use of Proceeds" section on page 41 of the Registration Statement. With respect to specific uses of proceeds identified in the Staff's comment, we further advise the Staff that the Company has no plan to use a material part of the proceeds of the Offering to pay outstanding debt, and has no plans, arrangements or understandings to acquire any businesses or assets. We note the Staff's comment and will further revise the disclosure in the Registration Statement should more specific determinations be made with respect to the use of proceeds prior to the completion of the Offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Performance, page 51

15.
Please revise your disclosures to discuss any significant trends or uncertainties in your advertising revenues and gross margins generated from display, mobile, social and video channels. Explain whether your advertising revenues and margins per impression from mobile devices, social and video channels are generally lower than those from display. As part of your response, please tell us the amount of advertising revenues attributable to display, mobile, social and video channels. We refer you to Section III.B of SEC Interpretive Release 33-8350.

        In response to the Staff's comment, we have reviewed the Company's proposed disclosure and the provisions of Section III.B of SEC Release 33-8350 (the "Release"). The Release states that MD&A should provide readers a "view of the company through the eyes of management" and that companies should consider whether disclosure of "all key variables that management uses to manage the business would be material to investors and therefore required to be disclosed." Based on this review, the Company believes that the key variables used by management that are material and required to be disclosed are the Company's revenue, revenue less media costs, adjusted EBITDA and number of active customers.

        In response to the Staff's comment, we have revised page 50 of the Registration Statement to discuss significant trends affecting the Company's advertising revenue across display, mobile, social and video channels. Specifically, the Company's revenue has historically come predominantly from display advertising because display advertising inventory was the first to be made available for programmatic buying through real-time advertising exchanges. As discussed under the heading "Our Industry" on page 84 of the Registration Statement, the digital advertising industry is rapidly adopting programmatic buying for mobile, social and video advertising, accelerating the amount of inventory available through real-time advertising exchanges. The Company offers a single solution for advertisers across all of these channels to compete for a larger share of advertisers' budgets. Though a substantial majority of the

Company's revenue currently comes from display advertising, the Company remains focused on offering advertisers a comprehensive solution that addresses the display, mobile, social and video channels.

        We respectfully advise the Staff that, given the extensible nature of the Company's solution, the Company does not believe that revenue or gross margin in the aggregate or on a per impression basis by delivery channel (display, mobile, social and video) is useful to investors in evaluating the performance of the Company's business. The Company's technology platform and its real-time optimization engine is designed to balance the goals of delivering exceptional results to advertisers while meeting the Company's margin objectives irrespective of delivery channel. We also advise the Staff that the Company does not track gross margin in the aggregate or on a per impression basis by delivery channel. As discussed in the Company's response to comment no. 17, the Company believes that as a result of advertiser and campaign mix-based fluctuations, per impression metrics are not representative of the Company's business.

        Finally, we respectfully submit that channel-based metrics are not commonly used in the Company's industry to report or explain financial performance.

16.
We note that you present the number of active customers for each period presented. We further note that revenue recognized from all customers in 2011 grew approximately 75% in 2012. Please revise your disclosures to discuss the number of new customers, the retention rates for existing customers and the average spending per customer for each period presented or explain to us why you do not believe these metrics contribute meaningfully to understanding and evaluating your results of operations. We refer you to Section III.B of SEC Interpretive Release No. 33-8350.

        In response to the Staff's comment, we supplementally advise the Staff that the Company believes that the number of new customers, retention rates for customers, and average spending per customer for a given period are of limited value to investors given the nature of the advertising business and the customer's purchasing behavior with respect to the Company's offerings, and that the metrics the Company discusses on page 51 of the Registration Statement are the most useful indicators of the Company's performance.

        Over any given period of time, the Company may execute a variety of advertising campaigns with a broad range of advertisers, and each such advertiser's engagement with the Company will vary in frequency and length based on the advertiser's needs, which may be impacted by product launch schedules or seasonal factors discussed under the heading "Factors Affecting Our Performance" on page 52 of the Registration Statement. This underlying purchase behavior means that advertisers typically use the Company's platform for varying periods of time. For example, an advertiser may initiate an advertising campaign using the Company's platform in one month to coincide with the launch of a new product or the holiday shopping season. Once the campaign is complete, the advertiser may immediately launch a follow-on campaign, or may instead forego the use of the platform for a prolonged period of time, after which the advertiser may again decide to run an advertising campaign using the Company's platform. Under these circumstances, the Company believes that the determination of whether to treat the advertiser as a new, retained or existing customer for purposes of calculating new customers, retained customers, and average spending per existing customer for a particular financial period is inherently subjective. For this reason, the Company believes the disclosure of such information would not be meaningful for investors, and may even be misleading.

        We further advise the Staff that, if desired by an investor, the average revenue per customer for a given period may be calculated from the data currently disclosed in the Registration Statement (revenue for a particular period divided by number of active customers for the same period). However, in addition to the aforementioned concerns, the Company believes that providing such calculations would not be consistent with the level of importance the Company places on this metric, as it may imply undue significance. Instead, the Company focuses on the number of active customers and revenue, and views the average revenue per customer as a derivation of such metrics.

Components of Our Results of Operations, page 52

17.
Please revise your disclosures to provide a quantitative and qualitative analysis of how your revenues and gross margins are impacted by the total number of advertising impressions delivered and the CPM, or cost per mille (or cost per thousand impressions). This appears to be important and material information necessary to understanding your business and results of operations. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.B of SEC Interpretive Release 33-8350.

        We supplementally advise the Staff that the Company believes the requested quantitative and qualitative analysis of total number of advertising impressions delivered and the CPM are not useful metrics for investors, and that the Company does not track gross margins by impression. Specifically, CPM and number of impressions vary considerably depending upon the industry vertical and campaign objectives for any given advertising campaign. That is, some campaign objectives may be fulfilled with materially lower media costs than other campaign objectives, as it may be easier to find consumers that meet those objectives. For instance, a campaign for a high-end luxury automobile may require higher CPMs and impressions that are more scarce than a campaign for an economy automobile even though such campaigns are in the same industry vertical, because the target audience for luxury goods is a niche audience in high demand, and therefore each impression is more valuable. As such, the Company adjusts its CPM pricing to reflect these and other factors. Depending on the Company's mix of advertisers and campaigns at any given time, reporting impression, revenue per impression and/or gross margin per impression might imply trends that are not representative of our business or financial performance. Instead, the Company believes that revenue less media costs gives information regarding the Company's margins on an aggregate basis, while mitigating the advertiser and campaign mix-driven fluctuations in CPM and media costs per impression, as described above. As a result, the Company believes that revenue less media costs is a more important metric for investors than CPM and number of impressions.

        We further advise the Staff that the Company has revised the disclosure on pages 6 and 52 of the Registration Statement in response to the Staff's comment to further describe the significance of the Company's revenue less media costs metric.

Liquidity and Capital Resources, page 63

18.
Your disclosures appear to be a recitation of the changes and other information evident from your financial statements. Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. As an example, please consider revising to disclose the day's sales outstanding ("DSO") at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Interpretive Release 33- 8350.

        We supplementally advise the Staff that the primary drivers of cash flows from (used in) operations depends on the timing of collections from customers, the timing of payments to advertising exchanges and expenses related to employee headcount and other operating expenses. A substantial majority of the Company's contracts with customers take the form of advertising insertion orders placed by advertising agencies on behalf of customers.

        The Company's collection cycles can vary from period-to-period based on common payment practices employed by advertising agencies. However, the Company's contracts with advertising exchanges typically are based on standard payment terms. As a result, the timing of cash receipts and vendor payments can significantly impact the Company's cash provided by (used in) operations for any period presented.

        The Company calculates days sales outstanding based on (i) the period-end accounts receivable balance divided by (ii) the trailing three-months revenue divided by 90 days. Based on this calculation, the Company's days sales outstanding ranged from 83 days to 116 days during the periods presented in the Registration Statement. Given that days sales outstanding is measured as of a given period end, the Company's days sales outstanding fluctuates based on the timing of billings and collections and is not indicative of a known material trend.

        In response to the Staff's comment, the Company has revised the disclosure on page 67 of the Registration Statement to expand the discussion of collection cycles from advertising agencies and payment cycles to advertising exchanges.

Critical Accounting Policies and Estimates

Common Stock Valuation, page 72

19.
When determined, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock. When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

        We acknowledge the Staff's comment and advise the Staff that, once the Company's proposed Offering price range is available, we will revise the Registration Statement to disclose the significant factors contributing to any difference between the midpoint of the Company's Offering price range and the fair value of the Company's underlying stock.

        In addition, we supplementally advise the Staff that the Company first initiated formal discussions with the underwriters regarding the proposed Offering on January 25, 2013, when the Company met with representatives from various investment banks, including the underwriters, for the purpose of selecting underwriters for the proposed offering. While each of the underwriters provided the Company with (i) an analysis of the Company's business; (ii) how such underwriter would position the Company for a proposed offering; and (iii) such underwriter's valuation approach and analyses of comparable companies, none of the underwriters provided the Company with a valuation of the Company, nor has any underwriter provided the Company with a valuation since such date. We will advise the Staff of the Company's proposed IPO price range when it is available, including the date on which the underwriters first communicated to the Company their estimated preliminary price range and the amount of the Company's common stock to be offered in the proposed Offering.

20.
Please revise your table on page 74 to include a column for the aggregate fair value of your options at each grant date.

        In response to the Staff's comment, we have revised the table on page 77 of the Registration Statement to include a column for the aggregate fair value of the Company's options at each grant date.

21.
Please revise your disclosures to describe in more detail the factors you considered in determining your selection of comparable companies. In this respect, you should further explain how you considered industry similarity, financial risk, company size, geographic diversification, growth and profitability. As part of your response, clarify whether the same set of comparable companies are used in all the relevant valuation estimates, including inputs to stock options, common stock and discount rates.

        In response to the Staff's comment, we respectfully advise the Staff that the Company has revised the disclosure on page 76 of the Registration Statement to describe in more detail the factors the Company considered in determining its selection of comparable companies, including how the Company considered industry similarity, financial risk, company size, geographic diversification, growth and profitability.

22.
Please revise your disclosures to provide an enhanced discussion of the significant factors contributing to the difference in fair value of your underlying common stock at each valuation date. This reconciliation should quantify the significant factors and assumptions made in determining the fair value of the underlying common stock. For instance, your disclosures should quantify the forward revenue estimates and market multiples you applied at each valuation date based on key metrics of comparable companies. As another example, your disclosures should quantify how changes in the non-marketability discount and weightings between valuation methods impacted the fair value determination at each respective valuation date. In addition, describe any significant intervening events within the company contributing to the difference in fair value at each valuation date.

        In response to the Staff's comment, we respectfully advise the Staff that the Company has revised the disclosure on pages 77 - 79 of the Registration Statement to provide an enhanced discussion of the significant factors contributing to the fair value of the Company's underlying common stock at each valuation date and to describe any significant intervening events within the Company contributing to the difference in fair value at the applicable valuation date.

23.
Please explain why you believe that a straight-line methodology provides the most reasonable basis for determining the fair value of your common stock at interim dates between contemporaneous third-party valuations.

        In response to the Staff's comment, we supplementally advise the Staff that the Company applied the straight-line calculation to grants for the period from August 2012 to March 2013. During this period, the Company obtained quarterly valuation reports for the periods ending June 2012, September 2012, December 2012 and March 2013. In evaluating the alternatives for the Company's retrospective analysis for assessing the fair value of its common stock for financial reporting purposes, the Company considered the proximity of the grant to the respective valuation reports, the potential existence of discreet events between valuations, and known changes in overall Company performance or projections. After considering all potential alternatives and methodologies, the Company concluded that no discreet events (key customers, financings, acquisitions or changes in product offerings) between valuation dates would have triggered an increase in the fair value of the Company's common stock in excess of the increase resulting from the application of the straight-line calculation.

Management, page 95

24.
Please disclose Ms. Bostrom's principal occupations and employment since January 2011. Refer to Item 401(e) of Regulation S-K.

        In response to the Staff's comment, we respectfully advise the Staff that Ms. Bostrom's principal occupation since January 2011 has been as an independent director to public and private companies and non-profit organizations. We further advise the Staff that the Company has revised the disclosure on page 99 of the Registration Statement to include the periods of service for each board of directors on which Ms. Bostrom has served.

Certain Relationships and Related Party Transactions

Policies and Procedures for Related Party Transactions, page 112

25.
Please provide us with more information as to how you determined that Mr. Kokich does not have a direct or indirect material interest in the company's transactions with Razorfish such that those transactions do not need to be disclosed under Item 404(a).

        In response to the Staff's comment, we supplementally advise the Staff that, in determining that Mr. Kokich does not have a direct or indirect material interest in the Company's transactions with Razorfish, LLC ("Razorfish"), the Company considered the following factors:

  •
  The Company's transactions with Razorfish and its affiliates are arm's-length transactions entered into in the ordinary course of the Company's business on terms that are consistent with similar transactions with the Company's other similarly situated advertising agencies.

  •
  Mr. Kokich is not in a control relationship with respect to Razorfish, and he has no influence or involvement in the negotiations of any transactions with the Company. Despite having the honorary title of "chairman," Mr. Kokich is a part-time employee of Razorfish. He is not an "executive officer" of Razorfish, as defined in Rule 3b-7 under the Securities Exchange Act of 1934, as amended, and he is not a member of Razorfish's board of directors. In fact, Razorfish is a limited liability company wholly-owned by Publicis Group and does not have a separate board of directors.

  •
  The Company's relationship with Razorfish commenced prior to the date on which Mr. Kokich joined the Board.

  •
  Mr. Kokich does not have any ownership interest in Razorfish and is not a significant stockholder of Publicis Group. As a result, he does not derive any material economic benefit from the profits of Razorfish, other than indirectly through his compensation as a part-time employee.

        Based on the foregoing, the Company does not believe that Mr. Kokich has a direct or indirect material interest in the transactions between Razorfish and the Company. We respectfully advise the Staff that the Company has revised page 118 of the Registration Statement to expand the disclosure of the factors considered by the Company's audit committee in determining that Mr. Kokich does not have a direct or indirect material interest in such transactions.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-7

26.
Please clarify why you did not present any borrowings on your line of credit during the year ended December 31, 2012. In this respect, we note the $4.0 million of borrowings on your line of credit during the three months ended March 31, 2012.

        In response to the Staff's comment, we have revised page F-7 of the Registration Statement to present borrowings on the Company's line of credit during the year ended December 31, 2012.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-11

27.
Your disclosures suggest that you recognize advertising revenues on a gross basis. Please clarify the terms of your revenue arrangements and provide an analysis that supports your presentation taking into consideration all of the factors outlined in ASC 605-45-45. As part of your response, please also address the following:

  •
  Whether you have inventory risk for impressions purchased in advance;

  •
  Whether the advertisers can seek remedies from you or the third party digital media content providers or publishers;

  •
  Your performance obligations to the advertisers and the activities you perform in providing the service, including whether there are any minimum volume commitments to fulfill;

  •
  The third party digital media content providers' or subscribers' performance obligations and activities they perform in providing the service;

  •
  Whether you have discretion in terms of the selection of the websites on which you place ads; and

  •
  Explain the contractual relationships between you, the advertising agency and the advertiser, including how pricing is determined and the specific activities performed by each party in providing the advertising service.

        In response to the Staff's comment, we supplementally advise the Staff that a substantial majority of the Company's contracts with customers take the form of advertising insertion orders placed by advertising agencies on behalf of their brand advertiser clients. In general, these insertion orders reference the standard terms and conditions for internet advertising and media buys as outlined by the Interactive Advertising Bureau ("IAB") at (http://www.iab.net/guidelines/508676/tscs3). In addition to the standard terms and conditions, the insertion orders include the number of impressions to be scheduled for delivery during the campaign period. Although the Company has visibility into the advertiser and the campaign, the Company negotiates pricing in each insertion order directly with the advertising agency and is solely responsible for delivering the impressions as outlined in the insertion order.

        We further advise the Staff that the Company's technology platform autonomously purchases advertising spots, or impressions, one at a time, from real-time advertising exchanges. As a result, the selection of the websites on which advertisements are placed depends on the inventory available through the advertising exchanges that is systematically selected based on campaign parameters.

        In addition, the Company has evaluated the criteria under ASC 605-45-45 as follows:

Indicator	Relevant Company Information	GROSS or NET?
Primary obligor in the arrangement

The primary obligor is the party responsible for providing the product or service to the customer. In substance, the primary obligor is the party to whom the customer looks for fulfillment and to ensure satisfaction.	The insertion order, which serves as the primary evidence of the Company's arrangement with the customer, identifies two parties to the contract—the Company and the advertiser/advertising agency.

Fulfillment of this contract as embodied in the insertion order is solely the Company's responsibility. The Company has developed the technology to serve the impressions and is responsible for delivering an agreed upon number of impressions each period according to the terms of the insertion order. During the initial marketing, the Company negotiates directly with advertisers/agencies. Additionally, implementing further changes to the insertion order are solely the responsibility of the Company.

	If an impression was not served according to the terms of the insertion order, the Company is responsible for (1) reducing billing by that amount or (2) serving additional impressions for the advertising. The Company maintains reserves for amounts that may not be collected from advertisers/agencies.	GROSS

Indicator	Relevant Company Information	GROSS or NET?
General inventory risk

There is general inventory risk when a company buys inventory to resell for a profit.

In a service transaction, a similar risk exists if a reseller commits to purchase the service from its supplier before it has found customers.	The Company does not have general inventory risk as the Company has relationships with real-time advertising exchanges, which provide the Company access to large amounts of inventory (tens of billions of bid requests per day).

	While the lack of general inventory risk is an indicator that revenue should be reported net, this indicator in and of itself does not preclude reporting revenue gross. The Company is responsible for payments to advertising exchanges upon purchase of the inventory as part of the bidding process, and the timing of payments does not generally coincide with collection of the related amounts from the advertisers/agencies.	NET

Ability to determine the price at which it sells the product or service

When a company has reasonable latitude to establish prices for the products and services, it is an indication that the company is acting as a principal, rather than as another company's agent.
In general, the Company contracts are negotiated between the Company's direct sales team and advertisers/agencies via phone or face-to-face negotiations. These negotiations take place without any involvement from the advertising exchanges.

	A majority of the Company's insertion orders are priced on a CPM basis, and the Company has a great degree of latitude as to what it charges for various advertising units within each insertion order.	GROSS

Indicator	Relevant Company Information	GROSS or NET?
Changes the product or performs part of the service

If a company physically changes the product (beyond its packaging) or performs part of the service ordered by a customer, the company does not appear to act solely as an agent.	The Company generally schedules and serves the impressions through its own network of advertising servers and controls data and results within the system.

	The advertisement definitions (from advertisers/agencies) are uploaded to the advertising server via the Company's system which instructs the advertising server to start a campaign, end a campaign, pause or change campaign attributes.	GROSS

Discretion in supplier selection

When a company has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that will provide the product or service ordered by a customer, it is an indication that the company is acting as a principal.
The Company purchases inventory from multiple real-time advertising exchanges, including suppliers of video and mobile inventory and social media platforms that support real-time bidding.

	While the advertiser/agency may have the ability to demand alterations in the campaign targeting or plan, it is generally at the Company's discretion to select impressions to fulfill the insertion order.	GROSS

Involved in the determination of product or service specifications

If a company must determine the nature, type, characteristics, or specifications of the product or service ordered by the customer, that fact might indicate that the company is primarily responsible for fulfillment.
	As previously mentioned, the Company agrees with the advertiser/agency as to the objectives of the campaign, but has discretion to allow the system to determine the sites that would be the most optimal for serving the advertisements.	GROSS

Indicator	Relevant Company Information	GROSS or NET?
Credit Risk

If a company assumes credit risk for the amount billed to the customer, that fact may provide evidence that the company has risks and rewards as a principal in the transaction.

Credit risk exists if a company is responsible for collecting the sales price but must pay the supplier regardless of whether the sales price is fully collected.	The Company is responsible for collecting the invoiced amount from the advertiser/agency and must pay the advertising exchange based on inventory purchased.	GROSS

Amount company earns per transaction is fixed (in dollars or as a percentage of the arrangement fee)

When a company earns a fixed dollar amount per customer transaction or a stated percentage of the amount billed to a customer, this may indicate that the company is acting as an agent of the supplier.
	The fees charged to advertisers/agencies are specified in the insertion order, and the amount earned by the Company can vary for each arrangement as the Company purchases impressions to satisfy campaign goals through the advertising exchanges.	GROSS
28.
Please further explain the advertising agency's role in the contract process and how the process differs, if at all, from that of arrangements entered into directly with the advertisers. Tell us whether the contract terms, billing arrangements, and/or revenue recognition policy differs when contracts are entered into directly with the advertisers versus indirectly through the advertising agencies. In addition, tell us whether you pay any commissions or fees to the advertising agencies. If so, tell us the dollar amount of fees paid for each period presented; describe how you account for such fees; and tell us where you classify these fees in your consolidated statements of income. Also, please cite the specific guidance you considered in accounting for the revenues generated from and fees paid, if any, to advertising agencies.

        In response to the Staff's comment, we supplementally advise the Staff that a substantial majority of the Company's contracts with customers take the form of advertising insertion orders placed by advertising agencies on behalf of their advertising clients. In addition, the contracting process with an advertising agency and directly with an advertiser is substantially the same. However, in limited circumstances, the terms and conditions for contracts entered into directly with advertisers differ slightly from the standard IAB terms and conditions. The Company separately evaluates the revenue recognition for contracts that do not follow these standard terms and conditions, but these arrangements have not substantially altered revenue recognition for the periods presented.

        In the normal course of business, the Company frequently contracts with advertising agencies on behalf of their advertiser clients. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Company is acting as the principal or an agent in the transaction. In determining whether the Company acts as the principal or an agent, the Company follows the accounting guidance for principal-agent considerations. While none of the factors identified in this guidance is individually considered presumptive or determinative, because the Company is the primary obligor and is responsible for (i) fulfilling the advertisement delivery, (ii) establishing the selling prices for delivery of the advertisements, and (iii) performing all billing and collection activities including retaining credit risk, the Company acts as the principal in these arrangements and therefore reports revenue earned and costs incurred on a gross basis.

        On occasion, the Company has offered customer incentive programs which provide rebates after achieving a specified level of advertising spending. The Company records reductions to revenue for estimated commitments related to these customer incentive programs. For transactions involving incentives, the Company recognizes revenue net of the estimated amount to be paid by rebate, provided that the rebate amount can be reasonably and reliably estimated and the other conditions for revenue recognition have been met. The Company's policy requires that, if rebates cannot be reliably estimated, revenue is not recognized until reliable estimates can be made or the program lapses.

        The Company has updated its revenue recognition policy, and revised pages 71 and F-12 of the Registration Statement, accordingly.

29.
We note from your disclosures on page 20 that insertion orders may be cancelled by advertisers or their advertising agencies prior to the completion of a campaign without penalty. Please clarify the terms of these cancellation clauses including whether any revenues previously recognized under these arrangements are refundable and how you considered these terms in your revenue recognition policy.

        In response to the Staff's comment, we supplementally advise the Staff that although insertion order terms may vary by customer, a substantial majority of the insertion orders reference the IAB standard terms and conditions, which contain certain cancellation clauses. These standard cancellation clauses require a notification period and allow for the collection of amounts billed for previously delivered impressions. Therefore, revenue previously recognized under those arrangements is not refundable. The Company does not consider these terms to create additional collection risk or to provide for refunds related to impressions already delivered and recognized.

        We further respectfully advise the Staff that the Company has revised page 20 of the Registration Statement to clarify that the cancellation clauses are generally governed by the IAB terms and conditions.

30.
Please expand your disclosures to further explain how you determine the BESP for deliverables by considering multiple factors including, but not limited to, the prices you charge for similar offerings, market conditions, competitive landscape and pricing practices.

        In response to the Staff's comment, we have revised the disclosure on pages 72 and F-13 of the Registration Statement to further explain how the Company determines the BESP for deliverables.

Note 2 Fair Value Measurements, page F-14

31.
Your disclosures on page F-15 state "As of March 31, 2013, the company did not have any Level 3 financial assets or liabilities." Please reconcile this statement with your table on page F-16 that presents the convertible preferred stock warrant as a Level 3 liability as of March 31, 2013.

        In response to the Staff's comment, we have revised page F-16 of the Registration Statement to clarify that, as of March 31, 2013, the Company used Level 3 assumptions for its convertible preferred stock warrant liability.

Note 7. Debt, page F-17

32.
Please revise your disclosures to include the combined aggregate maturities for your long-term borrowings for each of the five years following your latest balance sheet as of March 31, 2013. In this respect, we note that your long-term debt increased significantly during the three months ended as of March 31, 2013. We refer you to ASC 470-10-50-1.

        In response to the Staff's comment, we have revised the disclosure on page F-20 of the Registration Statement to include the combined aggregate maturities for the Company's long-term borrowings for each of the five years following its latest balance sheet as of March 31, 2013.

Note 10. Income Taxes, page F-27

33.
Explain why the amounts of deferred tax assets and liabilities presented on your consolidated balances sheets are the same for each period presented. For instance, the deferred tax assets and liabilities presented on your consolidated balance sheets were both $334,000 as of March 31, 2013.

        In response to the Staff's comment, we supplementally advise the Staff that the amounts of deferred tax assets and liabilities presented on the consolidated balance sheets are equal for all periods presented due to the allocation of valuation allowance between current and noncurrent deferred tax assets on a pro rata basis in accordance with ASC 740-10-45-5.

34.
We note from your disclosure on page 54 that you pay income taxes in foreign jurisdictions in which you conduct business. Please revise your disclosures to include a description of the tax years that remain subject to examination by foreign tax jurisdictions. We refer you to ASC 740-10-50-15(e).

        In response to the Staff's comment, we respectfully advise the Staff that the Company has revised the disclosure on page F-30 of the Registration Statement to include a description of the tax years that remain subject to examination by foreign tax jurisdictions.

Note 11. Commitments and Contingencies, page F-29

35.
Please revise your disclosures to clarify whether you are currently party to any litigation or claims that could materially affect your business, results of operations, cash flows or financial position. In addition, explain how your policy of accruing for loss contingencies complies with the guidance in ASC 450.

        In response to the Staff's comment, we have revised the disclosure on pages 96 and F-31 to state that the Company is not currently a party to any litigation or claims that could materially affect the Company's business, results of operations, cash flows or financial position. We supplementally advise the Staff that, in accordance with ASC 450-20-25, the Company accrues for loss contingencies when information is available that indicates it is probable that a loss will be incurred, and the amount of the loss can be reasonably estimated. As of December 31, 2012 and March 31, 2013, the Company was not party to any litigation or claims that met both of those criteria, and as such, no loss contingencies were accrued.

Recent Sales of Unregistered Securities, page II-2

36.
For the shares of common stock issued in exchange for services from April 1, 2010 through March 31, 2013, disclose the dollar value of such shares. Refer to Item 701(c) of Regulation S-K.

        In response to the Staff's comment, we have revised page II-2 of the Registration Statement to disclose the dollar value of shares of common stock issued in exchange for services from June 1, 2010 through May 31, 2013.

Exhibit Index

37.
You indicate in the exhibit index that you intend to file the Internap Master Services Agreement as an exhibit to your registration statement. However, there does not appear to be any discussion of this agreement, its material terms or its significance to you in the registration statement. Please revise to describe this agreement in your prospectus or advise.

        In response to the Staff's comment, we respectfully advise the Staff that the Company has determined that the Internap Master Services Agreement was included as an exhibit to the Registration Statement in error.

        We further advise the Staff that, based on a review of Item 601(b)(10)(ii)(B) of Regulation S-K, the Company does not believe it is necessary to file the Company's agreement with Internap because such agreement was made in the ordinary course of business and the Company's business is not "substantially dependent" on such agreement. Internap is one of several data centers used by the Company, and the Company believes that, if necessary, it could enter into an agreement with an alternative data center provider on terms substantially similar to those governing the agreement with Internap. Moreover, the Company's agreement with Internap is on Internap's standard commercial terms, which the Company believes are applicable to any company using Internap's data center services. As a result of the foregoing, the Company respectfully submits that the Company does not believe the Internap agreement is required to be filed as an exhibit to the Registration Statement. Accordingly, the Company has deleted the Internap Master Services Agreement from the exhibit index to the Registration Statement.

* * * *

        Please direct any questions regarding the Company's responses or the revised draft of the Registration Statement to me at (650) 493-9300 or rproffitt@wsgr.com.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ RACHEL B. PROFFITT Rachel B. Proffitt
cc:
George H. John, Rocket Fuel Inc.
Peter Bardwick, Rocket Fuel Inc.
JoAnn C. Covington, Rocket Fuel Inc.
Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Mark C. Stevens, Fenwick & West LLP
Jeffrey R. Vetter, Fenwick & West LLP
James D. Evans, Fenwick & West LLP